Organigram Global Launches happly, a New U.S. Hemp-Derived THC Brand Offering Targeted Formulations for Three Mood States; Socialize, Relax, and Sleep

Brand debuts with innovative FAST™ nanoemulsion gummies and incorporates functional ingredients like caffeine, l-theanine, and chamomile extract to deliver on different mood states

Toronto, Ontario, October 9, 2025 – Organigram Global Inc. (NASDAQ: OGI) (TSX: OGI), (the “Company” or “Organigram”), Canada’s #1 cannabis company by market share, is pleased to announce the launch of happly, its third U.S. hemp-derived delta-9 brand, created specifically for the growing segment of consumers seeking ‘mindful recreation’ with THC products. The launch of happly follows the Company’s entry into the growing U.S. hemp-derived THC market with its lineup of Collective Project sparkling juices and Fetch sodas earlier this year.
The hemp-derived THC category in the U.S. continues to experience growth driven by consumer access, convenience, discretion and wellness appeal. In addition, the U.S. continues to demonstrate forward-thinking leadership in the acceptance and advancement of hemp-derived cannabinoids.

Backed by extensive qualitative and quantitative consumer research, happly is thoughtfully designed from a brand and product perspective for individuals seeking moderation, control and predictability in their cannabis experiences. These consumers prioritize products with lower THC doses formulated specifically to address mood states including sleep, relaxation and socializing. According to Organigram’s robust U.S. market segmentation study, the mindful recreation segment represents approximately 21% of cannabinoid consumers, highlighting the strong demand for low-dose, functional products—driven in large part by a younger adult demographic with 63% of this group being under the age of 34.

Introducing happly – “The Right Amount”
“happly is more than just a new brand, it is about redefining how hemp-derived THC can be part of everyday life,” said Megan McCrae, SVP, Corporate Strategy & International Growth at Organigram. “It was designed by listening closely to consumers and creating a range of products they’ve been asking for with a focus on moderation, control, predictability and specific benefits. Most importantly, happly reflects a shift toward intentional hemp-derived THC use—designed for everyday moments where consumers are seeking balance and being present rather than excess. Our targeted formulas make that possible, delivering the right effects and a consistent experience.”
At launch, happly will debut with a lineup of three vegan, hemp-derived gummies, each thoughtfully crafted to address a specific consumer mood state: socializing, relaxation, or sleep. Each gummy is infused with a precise blend of cannabinoids and carefully selected functional ingredients. For those seeking an energy boost during social moments, caffeine is incorporated; for relaxation, l-theanine; and for a restful sleep experience, chamomile extract is included. These formulations are designed to deliver targeted effects tailored to various occasions and preferences.
First U.S. Use of FAST™ Nanoemulsion Technology
Setting happly apart from other products on the market, each gummy leverages proprietary FAST™ nanoemulsion technology. This innovative approach enables a more consistent and predictable onset and offset of effects, resembling the predictable effects of consuming alcohol. Notably, happly is Organigram’s first U.S. brand to incorporate this technology, underscoring the Company’s commitment to innovation, quality and consumer satisfaction.
“We are incredibly excited to introduce our proprietary FAST™ nanoemulsion technology to the U.S. market through happly,” said Borna Zlamalik, SVP of Innovation and International R&D at Organigram. “This milestone not only marks a significant step in commercializing advanced delivery systems for hemp-derived THC but also showcases the continued success of our Product Development Collaboration (PDC) with BAT in driving meaningful innovation. At Organigram, we remain steadfast in our commitment to placing innovation and consumer-centric products at the heart of our strategy, ensuring we deliver differentiated experiences and real value for our customers.”
By harmoniously combining specific cannabinoids, functional ingredients, and advanced delivery technology, happly enables consumers to receive “The Right Amount” for their desired experience—whether that’s promoting rest, encouraging relaxation, or enhancing social interactions.
happly Product Portfolio
happly’s inaugural innovative product lineup includes:

Product	Formulation	Flavour	Format
socialize	2.5mg THC 25mg caffeine	Blood Orange Lemonade	20ct tins
relax	2.5mg THC 100mg L-theanine	Black Cherry Lime	20ct tins
sleep	2.5mg THC 2.5mg CBN 10mg CBD 100mg chamomile extract	Blueberry Lemon	20ct tins or 60ct pouches

All 20-count products are thoughtfully packaged in slim, beautifully designed reusable tins. These tins are crafted to offer consumers a discreet, portable, and functional option, making them suitable for a variety of occasions throughout the day. The design enables consumers to conveniently carry their gummies on the go, while also emphasizing both practicality and style.
Launch & Availability
happly will initially launch via direct-to-consumer sales at www.gethapply.com, with shipping available to consumers in 23 states. DE, GA, IL, IN, KS, ME, MN, MO, NE, NV, NH, NJ, NM, NC, OH, OK, PA, SC, SD, TN, TX, WI, WY. Expansion into the retail channel is expected later this year.

Websites and Social Media:
To learn more, please visit:
•Website: www.gethapply.com
•Instagram account: @gethapply

1FAST™ nanoemulsion, developed at the PDC is a patent-pending delivery system clinically validated to deliver up to ~50% faster onset and nearly double the cannabinoid delivery at peak effect compared to traditional edibles.
About Organigram
Organigram is a NASDAQ Global Select Market and TSX listed company whose wholly owned subsidiary, Organigram Inc., is a licensed cultivator of cannabis and manufacturer of cannabis-derived goods in Canada. Through its acquisition of Collective Project Limited, Organigram participates in the U.S. and Canadian cannabinoid beverage markets.
Organigram is focused on producing high-quality cannabis for adult consumers, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed and acquired a portfolio of cannabis brands, including Edison, Big Bag O’ Buds, SHRED, SHRED’ems, Monjour, Tremblant Cannabis, Collective Project, Trailblazer, BOXHOT and DEBUNK. Organigram operates cultivation and processing facilities in Moncton, New Brunswick and Lac-Supérieur, Quebec, with a dedicated edibles manufacturing facility in Winnipeg, Manitoba. The Company also operates extract processing facilities in Southwestern Ontario; one in Aylmer and the other in London. The facility in Aylmer houses best-in-class CO2 and Hydrocarbon extraction capabilities, and is optimized for formulation refinement, post-processing of minor cannabinoids, and pre-roll production. The facility in London is being optimized for labelling, packaging, and national fulfillment.
Forward-Looking Information
This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include consumer demand and preferences and factors and risks disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR+ (see www.sedarplus.ca) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Examples of forward-looking statements in this news release include, among others, growth expectations related to hemp-derived THC the size and growth of identified market segments, consumer acceptance and changing regulatory conditions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release is made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.
For Media enquiries:
Mark McKay – Director of Communications
mark.mckay@organigram.ca

happly
POWERED BY
FAST
THE RIGHT AMOUNT OF SOCIALIZE
2.5MG THC + 25MG CAFFEINE
PER GUMMY
BLOOD ORANGE LEMONADE
20 VEGAN HEMP INFUSED THC GUMMIES
NET WT 2.82 OZ (80G)

happly
20 VEGAN HEMP INFUSED THC GUMMIES
THE RIGHT AMOUNT OF SLEEP
2.5MG THC + 2.5MG CBN + 10MG CBD
+ 100 MG CHAMOMILE PER GUMMY
BLUEBERRY LEMON
FAST